Annual Report

                      REAL SILK INVESTMENTS, INCORPORATED




                            Indianapolis   Indiana



















                         Year Ended December 31, 1996







                      REAL SILK INVESTMENTS, INCORPORATED

                             ____________________


                                   Officers

                  D. R. Efroymson. . . . . President and Treasurer
                  L. M. Efroymson. . . . . . . . . .Vice President
                  M. A. Singer . . . . . .Assistant Vice President
                  J. D. Hagan. . . . . . .Assistant Vice President
                  L. A. Cox. . . . . . . . . . . . . . . Secretary
                  D. A. Link . . . . . . . . . Assistant Secretary

                             _____________________


                                   Directors

                 Daniel R. Efroymson          Herbert D. Falender
                 Loralei M. Efroymson         Norman C. Kleifgen, Jr.

                              Terry W. Bowmaster
                                Mary Ann Stein
                                Samuel L. Odle


                         Transfer Agent and Registrar

                   ChaseMellon Shareholder Services, L.L.C.
                           Pittsburgh, Pennsylvania


                            Custodian of Securities

                                NBD Bank, N. A.
                             Indianapolis, Indiana


                             Independent Auditors

                             KPMG Peat Marwick LLP
                             Indianapolis, Indiana

_____________________










Independent Auditors' Report


The Stockholders and Board of Directors
Real Silk Investments, Incorporated:

We have audited the accompanying statement of assets and liabilities of Real Silk Investments, Incorporated, including the schedule of investments in securities, as of December 31, 1996, and the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for each of the years in the two-year period ended December 31, 1996. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The financial highlights for the years ended
December 31, 1992 through December 31, 1994 were audited by other auditors whose report thereon, dated January 19, 1995, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Real Silk Investments, Incorporated at December 31, 1996, the results of its operations for the year then ended, and the changes in its net assets and the financial highlights for each of years in the two-year period ended December 31, 1996 in conformity with generally accepted accounting principles.





Indianapolis, Indiana
January 23, 1997
                      REAL SILK INVESTMENTS, INCORPORATED

                      Statement of Assets and Liabilities

                               December 31, 1996


                                    Assets

Investments in securities (unaffiliated issuers), at market value:
            Money market funds (cost:  $551,331)                     $  551,331
            Common shares (cost:  $11,790,931)                       93,567,783
            U.S. government and agency securities (cost:  $8,322,948) 8,481,790
            Other bonds and notes (cost:  $1,882,793)                 1,948,803
              Total investments in securities (unaffiliated issuers)104,549,707

Investments in securities (affiliated issuers), at market value:
            Common shares (cost:  $147,786) (note 4)                  9,525,000
               Total investments in securities                      114,074,707

Cash                                                                     12,268
Accrued interest and dividends receivable                               343,777
Office furniture and equipment, less accumulated
            depreciation of $42,909                                      42,131
Other assets                                                             12,149
               Total assets                                         114,485,032


                                  Liabilities

Accounts payable and accrued expenses                                   161,097
Deferred federal income tax payable on net built-in gains (note 1)  12,976,591
               Total liabilities                                     13,137,688


                                  Net Assets

Equivalent to $615.41 per share based on 164,683 shares of
            $5.00 par value common stock outstanding (note 2)     $ 101,347,344












                See accompanying notes to financial statements.
                      REAL SILK INVESTMENTS, INCORPORATED

                            Statement of Operations

                         Year ended December 31, 1996

Investment income:
  Dividends, including affiliated issuers of $264,000 (note 4)    $   2,128,908
  Interest on securities from unaffiliated issuers                      810,375
                 Total income                                         2,939,283
Expenses:
            Officers' salaries                                          102,293
            Salaries and wages                                           35,378
            Taxes other than federal income tax                          49,579
            Legal, auditing and other professional services              38,464
            Custodian fees                                                8,040
            Directors' fees                                               8,900
            Office expense and supplies                                   5,388
            Insurance                                                     9,881
            Rent (note 7)                                                49,919
            Pension (note 5)                                              6,583
            Depreciation                                                  8,731
            Dues and subscriptions                                       12,658
            Computer expense                                             10,703
            Equipment lease                                              16,380
            Sundry                                                       14,140
                 Total expenses                                         377,037
                 Net investment income                                2,562,246

Net realized gain (loss) on investment securities (unaffiliated issuers):
            Proceeds from sales                                      12,126,389
            Cost of securities sold                                  11,498,392
                                                                        627,997
         Capital gain distributions from other investment companies       9,600
                                                                        637,597
            Federal income tax (note 1)                                (152,070)
                 Net realized gain (loss) on investments (note 3)       485,527

Unrealized appreciation in value of investments:
            Beginning of year                                        85,139,782
            End of year                                              91,378,918
                                                                      6,239,136
          Increase in deferred federal income tax (note 1)            (129,363)
               Net increase in unrealized appreciation, including an
                 affiliated issuer's decrease of $2,025,000 (note 4)  6,109,773
Net realized and unrealized gain (loss) on investments                6,595,300
Net increase (decrease) in net assets resulting from operations   $   9,157,546




                See accompanying notes to financial statements.
                      REAL SILK INVESTMENTS, INCORPORATED

                      Statements of Changes in Net Assets

                    Years ended December 31, 1996 and 1995


                                                           1996         1995

Net investment income                             $     2,562,246     2,528,163

Net realized gain (loss) on investments (note 1)          485,527      (209,327)

Net increase (decrease) in unrealized appreciation      6,109,773    11,708,723

Net increase (decrease) in net assets resulting
            from operations                             9,157,546    14,027,559

Federal income tax paid on realized gain on behalf of
            stockholders, charged to operations (note 1)  143,365
Cash distributions to stockholders from net investment
           income ($15.23 and $15.28 per share, respectively)
             (note 1)                                 (2,508,122)    (2,516,356)
Deemed distributions to stockholders from net realized
            gain on investments (note 1)                (409,613)
Additional paid-in capital (note 1)                       266,248

Increase (decrease) in net assets                       6,649,424    11,511,203

Net assets at beginning of year                        94,697,920    83,186,717

Net assets at end of year (including undistributed net
            investment income of $797,025 and $732,338,
            respectively, and undistributed capital loss carryover
            of $227,984 in 1995).                   $ 101,347,344    94,697,920

















                See accompanying notes to financial statements.
                  REAL SILK INVESTMENTS, INCORPORATED
                       Supplementary Information
                         Financial Highlights

                                            Year Ended December 31,
                                     1996     1995      1994     1993      1992
Per share data

Investment income                $   17.85    17.52     16.23    15.37     15.46
Less:  expenses                       2.29     2.17      1.92     1.68      1.88
   Net investment income             15.56    15.35     14.31    13.69     13.58
Net realized gain (loss) on
    investments                       2.95   (1.27)     (.12)    (.11)     (.11)
Net increase (decrease) in unrealized
   appreciation                      37.10    71.10   (26.29)    59.77     59.71
Net increase (decrease) in net assets
   resulting from operations         55.61    85.18   (12.10)    73.35     73.18

Federal income tax paid on realized gain
   on behalf of stockholders, charged
   to operations (note 1)              .87                         .10       .39
Cash distributions to stockholders from
   net investment income (note 1)   (15.23)  (15.28)  (13.92)   (13.15)  (12.00)
Deemed distributions to stockholders
   from net realized gains on invest-
   ments (note 1)                    (2.49)                       (.28)   (1.17)
Additional paid-in capital (note 1)   1.62                         .18      .78

Increase (decrease) in net assets    40.38    69.90   (26.02)    60.20     61.18

Net asset value per share:
   Beginning of year                575.03   505.13    531.15   470.95    409.77

   End of year                    $ 615.41   575.03    505.13   531.15    470.95

Market value per share, end of
    period                        $ 450.00   420.00    375.00   335.00    310.00

Ratios/Supplemental Data

Expenses to average net assets       .39%     .41%      .36%     .33%      .44%
Net investment income to average
   net assets                       2.67%    2.88%     2.71%    2.72%     3.20%
Portfolio turnover rate             3.35%    2.04%     1.07%    1.28%     4.51%
Average commission rate1) dasf adf asdf  $ 0.0700
Total investment return            10.89%   16.31%    16.33%   12.47%     7.40%
Net assets at end of
   year                 $101,347,344 94,697,920 83,186,717 87,471,939 77,558,089

            See accompanying notes to financial statements.
                        REAL SILK INVESTMENTS, INCORPORATED

Notes to Financial Statements

December 31, 1996


      Note 1 - Summary of Significant Accounting Policies

      Real Silk Investments, Incorporated (the Company) is registered under the Investment Company Act of 1940 (as amended) as a closed-end diversified management investment company. The Company, which primarily invests in common stock, has no external managers and pays no management fees. The significant accounting policies of the Company, which are in conformity with generally accepted accounting principles for closed-end management investment companies, are described below.

      Investments

      Investments in securities traded on national securities exchanges or the NASDAQ National Market are valued at the last reported sales price.
      Other securities traded on the over-the-counter market are valued at the closing bid prices. Bonds and notes are valued on the basis of quotations furnished by recognized trade sources. Purchases and sales of securities are recorded as of the trade dates. The cost bases of investments for federal income tax purposes are the same as the book values.

      Investment Income

      Dividend and interest income are recorded on the accrual basis of accounting. Cash dividends from securities are recorded as income on the ex-dividend dates. Dividends for which the recipient has the choice to receive cash or stock are recognized as investment income in the amount payable in cash. Other noncash dividends are recognized as investment income at the fair market value of the property received.

      Use of Estimates and Assumptions

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

      Federal Income Tax

      Prior to January 1, 1989, the Company was subject to federal income tax as a regular ("C") corporation. Beginning January 1, 1989, the Company qualified and elected to be taxed as a regulated investment company within the meaning of Section 851 of the Internal Revenue Code and is currently reporting tax on such basis. As a regulated investment company, the Company generally does not pay federal income tax at the corporate level on current earnings which are passed through to its stockholders.

      The Tax Reform Act of 1986 gives the United States Treasury Department the authority, under Section 337(d)(1), to promulgate regulations to assure that the purposes of certain provisions of that Act (those taxing appreciated property on the sale or liquidation of a corporation) are not circumvented by the use of various entities, including regulated investment companies. In Notice 88-19, the Treasury stated its intention to issue regulations generally making a C corporation taxable on built-in gains at the time it converts to a regulated investment company, but permitting it to elect to be subject to rules similar to those applicable to a corporation which elects to be taxed as an S corporation. Those rules impose a tax on the built-in gains of a C corporation which are realized during the first ten years following the election to be taxed as an S corporation. If the intended regulations were adopted as described in Notice 88-19, the appreciation of the assets of the Company as of January 1, 1989 (the "built-in gains") would be taxed to the extent these gains were realized prior to January 1, 1999. To date, no such regulations have been issued.

      Because the authority to promulgate such regulations exists and because the Treasury Department issued Notice 88-19, the Company has recorded a deferred tax liability in its financial statements for the potential tax. If the deferred tax liability did not exist, which will at least occur as of January 1, 1999, the net asset value of the Company would be increased by the amount of the deferred tax liability, which amounts to approximately $78.80 per share at December 31, 1996.

      As built-in gains have been realized, the Company has deposited with the Internal Revenue Service (IRS) amounts representing the potential tax on the realized built-in gains. However, because no regulations have been issued, the Company, while continuing to make the deposits, is also requesting refunds of the amounts deposited to protect the Company's right to those deposits should regulations not be issued.

      In December 1996, the Company received from the IRS a refund of taxes paid in 1992 of $10,563. The Company cannot predict whether or when relevant regulations will be issued or what the response of the IRS will be to the Company's requests for additional refunds.

      Also, the Company is a personal holding company as defined in Section 542 of the Internal Revenue Code. As a personal holding company, the Company is subject to a special surtax on any undistributed personal holding company income. However, the Company distributes all of its personal holding company income.

      Net investment income and net realized gains (losses) may differ for financial statement and tax purposes. The character of distributions made during the year from net investment income or net realized gains (losses), if any, may differ from the ultimate characterization for federal income tax purposes.

      Distributions to Stockholders

      The policy of the Company is to distribute all investment company taxable income and to retain as much tax-exempt income as possible without incurring tax at the corporate level and without jeopardizing the Company's regulated investment company status. All or most of its net realized long-term capital gains are retained.

      As a regulated investment company, the Company may annually elect to treat retained long-term capital gains as distributed to its stockholders on the last day of the year. The Company must pay a tax at the highest corporate rate on the retained gains deemed distributed. The stockholders include these capital gains in their individual income tax returns and receive a credit equal to their share of the tax paid by the Company. The difference between the gains retained by the Company and the tax paid by the Company on behalf of the stockholders is added by the stockholders to the basis of their stock.

      For the year ended December 31, 1996, the Company realized long-term capital gains of $637,597, realized no capital losses, paid a deposit of the built-in gains tax of $19,268, received a refund of 1992 built-in gains tax deposit of $10,563, and accrued income taxes of $143,365 on retained long-term capital gains (note 3), resulting in a net realized capital gain of $485,527.

      The Company had a capital loss carryforward of $227,984 from prior years which was used to partially offset the capital gain realized in 1996 of $637,597, resulting in a net gain of $409,613 (or $2.49 per share) as of December 31, 1996, which the Company elected to retain and treat as distributed to stockholders as of December 31, 1996. The deemed distribution, net of the tax paid on behalf of the stockholders of $143,365 (or $.87 per share), has been reclassified by the Company to paid-in-capital resulting in an increase in the stockholders' basis of $266,248 (or $1.62 per share).

Note 2 - Net Assets

     The Company's net assets at December 31, 1996 were comprised of the following elements:

    Common stock ($5.00 par value) and additional paid-in capital;
      300,000 shares authorized, 164,683 shares
         issued and outstanding                                  $   22,147,992
   Accumulated undistributed income:
         Undistributed net investment income                            797,025
         Undistributed net realized gains (losses)
         Unrealized gains of $91,804,072 and unrealized losses of
          $425,154 less deferred federal income tax of $12,976,591   78,402,327

   Net assets at December 31, 1996                                $ 101,347,344

Note 3 - Investments

   Following is a summary of securities sold during the year ended December 31, 1996:

                                        Proceeds from
                                          Sales and                    Net Gain
                                          Maturities       Cost         (Loss)

   Money market funds                 $   8,519,145      8,519,145
   Common shares                            852,244        224,247      627,997
   U.S. government securities               600,000        600,000
   Other bonds and notes                  2,155,000      2,155,000

          Totals                       $ 12,126,389     11,498,392      627,997

   Capital gain distributions from
          other investment companies                                      9,600
                                                                        637,597
   Federal income tax:
          Built-in gains deposit                                       (19,268)
          Refund of 1992 built-in gains deposit                          10,563
          Retained long-term capital gains                             (143,365)

   Net realized gain (loss) on investments                            $ 485,527

   The federal income tax is computed at a rate of 35% on the built-in unrealized gains which existed at January 1, 1989 (the effective date of the Company's election to be taxed as a regulated investment company-
   note 1) and which were realized during the year ended December 31, 1996. Net built-in gains realized during the year ended December 31, 1996 were $55,050. As discussed in note 1, it is the Company's intent to request a refund from the IRS of the built-in gain tax deposit.

   The aggregate cost of securities acquired during the year ended December 31, 1996 was as follows:

             Money market funds                                   $   8,543,054
             Common shares                                            1,219,973
             U.S. government securities                                 498,555
             Other bonds and notes                                    1,974,345

                     Total purchase of securities                  $ 12,235,927


      Note 4 - Investment in Affiliated Issuer

      The Company is an affiliated company, as defined in Section 2(a)(2) and 2(a)(3) of the Investment Company Act of 1940, with respect to its investment in Arnold Industries, Inc. The Company and affiliated persons owned more than five percent of the voting common stock of Arnold Industries, Inc., at December 31, 1996.

      Note 5 - Retirement Plan

      Effective January 1, 1992, the Company began sponsoring a money purchase pension plan which covers all employees of the Company who have met certain service requirements. Annually, the Company must contribute to the Plan an amount equal to five percent of each participant's compensation. Pension expense was $6,583 in 1996 and $5,883 in 1995.

      Note 6 - Line of Credit

      The Company has an unsecured line of credit for short-term bank borrowings of up to $5 million, with interest computed at the bank's prime rate. The line of credit expires on July 1, 1997. At December 31, 1996, the entire line of credit was unused.

      Note 7 - Rent Commitment

      In March 1993, the Company entered into a five-year operating lease for office space. At December 31, 1996, the future minimum rental payments required by the lease are as follows:


                                 1997               $ 52,135
                                 1998                 13,126

                                 Total              $ 65,261


                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1996

                                     Principal                         % of
                                       Amount                         Total
                                     or Number              Industry Investment
Description                          of Shares      Value    Totals   Portfolio

MONEY MARKET FUNDS (unaffiliated issuers):
 Money Market Funds                                       $   551,331      .48%
   Fidelity Cash Reserves Fund          209,546  $ 209,546
   Pegasus Money Market Fund (Formerly: 341,785    341,785
      Woodward Money Market Fund)
   Total Money Market Funds           $ 551,331  $ 551,331                 .48%

COMMON SHARES (unaffiliated issuers):

Sector:  Business Services
 Industry:  Information Services                           2,582,628      2.26%
   *ACNielsen Corporation                2,933      44,728
   *Cognizant Corporation                8,800     290,400
   Dun & Bradstreet, Inc.                8,800     209,000

 Industry:  Office Furniture
   Miller (Herman), Inc.                36,000   2,038,500

Sector:  Consumer Goods                                   11,950,031     10.48%
 Industry:  Apparel/Textiles
   Guilford Mills, Inc.                 13,125     349,453
   Russell Corporation                 179,200   5,331,200

 Industry:  Food/Restaurants
   ConAgra, Inc.                        10,000     497,500
   *Consolidated Products, Inc.         33,645     656,077
   *Kroger Company, Inc.               108,000   5,022,000

 Industry:  Tobacco
   *Imperial Tobacco Group PLC           7,268      93,801


Sector:  Diversified
 Industry:  Conglomerate                                   1,830,203      1.60%
   Hanson, PLC                          29,075     196,256
   TRW, Inc.                            32,000   1,584,000
   *U.S. Industries, Inc.                1,453      49,947

*Non-Income Producing Security


                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1996

                                     Principal                           % of
                                       Amount                            Total
                                     or Number             Industry   Investment
Description                          of Shares     Value    Totals     Portfolio

Sector:  Energy/Natural Resources                         12,405,838     10.88%
 Industry:  Building Materials
   Ply-Gem Industries, Inc.             14,700     185,588

 Industry:  Metals/Mining
   Newmont Mining Corporation           54,916   2,457,491
   Penn Virginia Corporation            40,000   1,870,000
   Reynolds Metals Co., Inc.             8,344     470,393

 Industry:  Oil & Gas
   Atlantic Richfield Co., Inc.         16,000   2,120,000
   Kerr-McGee Corporation               18,000   1,296,000
   Northwest Natural Gas, Inc.          23,400     561,600
   Occidental Petroleum Corp.            9,570     223,698
   *Union Pacific Resources Group Inc.  29,118     844,422

 Industry:  Paper
   Boise Cascade Corporation             6,666     211,646
   Temple-Inland, Inc.                  40,000   2,165,000

Sector:  Financial                                        20,774,410     18.21%
 Industry:  Bank/Thrift
   First Chicago NBD Corporation        92,928   4,994,880
   *Ocwen Financial Corp.               13,500     361,125

 Industry:  Insurance
   American Financial Group, Inc.       33,902   1,279,800
   Chubb Corporation                    54,000   2,902,500
   CMAC Investment Corp.                 8,000     294,000
   Hartford Steam Boiler Inspection &
     Insurance Company                 186,000   8,625,750
   Ohio Casualty Corporation            16,000     568,000
   ReliaStar Financial Corporation      21,039   1,215,002

 Industry:  Mortgage
   *First Alliance Corp.                 4,000     121,000

 Industry:  Mutual Funds
   Japan Fund, Inc.                     17,651     147,033
   Scudder Capital Growth Fund, Inc.    12,000     265,320

*Non-Income Producing Security


                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1996

                                     Principal                           % of
                                       Amount                           Total
                                     or Number           Industry     Investment
Description                          of Shares    Value   Totals      Portfolio

Sector:  Industrial                                       20,069,034     17.59%
 Industry:  Capital Goods
   Cincinnati Milacron, Inc.            36,000     787,500
   Manitowoc Co., Inc.                  84,000   3,402,000

 Industry:  Chemicals
   Sigma-Aldrich Corporation             5,000     312,185
   *Millenium Chemicals Inc.             2,076      36,849

 Industry:  Environmental Services
   Browning-Ferris Industries, Inc.     16,000     420,000
   WMX Technologies, Inc.               13,000     422,500

 Industry:  Steel
   Nucor Corporation                   288,000  14,688,000

Sector:  Medical                                           6,911,625      6.06%
 Industry:  Pharmaceutical
   Bristol-Myers Squibb Co., Inc.        4,000     436,000
   Johnson & Johnson, Inc.              96,000   4,776,000
   Lilly (Eli) & Co., Inc.               8,000     584,000
   Merck & Co., Inc.                     9,000     716,625
   Mylan Laboratories, Inc.             24,000     399,000

Sector:  Technology                                        3,834,935      3.36%
 Industry:  Computer Hardware/Software
   Hewlett-Packard Corp.                16,000     804,000
   *Microsoft Corp.                      6,000     495,750

 Industry:  Electronics
   *DII Group, Inc.                     10,000     232,500
   *Marshall Industries, Inc.           36,000   1,102,500
    Motorola Inc.                        7,000     428,750
   *Vishay Intertechnology, Inc.        33,180     771,435

Sector:  Communications                                    7,802,231      6.84%
 Industry:  Entertainment
   Time Warner, Inc.                   144,000   5,400,000

*Non-Income Producing Security


                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1996

                                     Principal                          % of
                                       Amount                           Total
                                     or Number             Industry  Investment
Description                          of Shares     Value    Totals    Portfolio

 Industry:  Telecommunication
   Ameritech Corp.                       8,000     485,000
   Bell Atlantic Corp.                   4,000     259,000
   Bell South Corp.                     12,000     486,000
   GTE Corp.                             7,900     358,463
   MCI Communications Corp.             14,800     483,768
   Telefonos de Mexico S.A. ADR
      Series L                          10,000     330,000

Sector:  Transportation (see also
 affiliated issuers)                                       5,406,848      4.74%
 Industry:  Automotive
   MascoTech, Inc.                      96,000   1,572,000

 Industry:  Railroads
   Norfolk Southern Corporation         18,000   1,584,000
   Union Pacific Corporation            34,380   2,067,098

 Industry:  Trucking
   Wabash National Corporation          10,000     183,750

     Total common shares
           (unaffiliated issuers)             $93,567,783 $93,567,783    82.02%

U.S. GOVERNMENT AND AGENCY SECURITIES
   (unaffiliated issuers):
 U.S. Treasury Notes 8.500%, 4/15/97   2,000,000 2,017,500
 U.S. Treasury Notes 8.500%, 7/15/97     500,000   508,045
 U.S. Treasury Notes 7.875%, 1/15/98   1,000,000 1,022,190
 U.S. Treasury Notes 8.250%, 7/15/98     500,000   517,810
 Federal Home Loan Mtg. Corp. REMIC,
   5.75%, 2006                         1,000,000   980,620
 Federal National Mtg. Assn Guaranteed
   REMIC, 6.75%, 2018                  1,000,000   988,750
 Federal National Mtg. Assn REMIC,
   6.00%, 2015                         1,000,000   990,310
 Federal Home Loan Mtg. Corp.,
   6.55%, 2003                         1,000,000   978,440
 Federal Home Loan Mtg. Corp.,
   6.25%, 2006                           500,000   478,125

  Total U.S. Government and Agency
  Securities (unaffiliated issuers)            $ 8,481,790  $ 8,481,790   7.44%

*Non-Income Producing Security


                       REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1996

                                     Principal                          % of
                                       Amount                          Total
                                     or Number           Industry    Investment
Description                          of Shares    Value   Totals      Portfolio

OTHER BONDS AND NOTES (unaffiliated issuers):
 Kentucky State Turnpike Auth. Res.,
   13.125%, 2009                       125,000   130,829
 Miami Cty., Ohio Econ. Dev. (Winters
   National Bank), 10.75%, 2006, put option
   1997                                300,000   318,720
 General Motors Acceptance Corp. Note,
   7.125%, 2003                        500,000   506,269
 Household Finance Corp. Note, 7.625%,
   1999                                500,000   513,390
 Pacific Gas and Electric Co., 6.25%,
   2004                                500,000   479,595

     Total Other Bonds and Notes
        (unaffiliated issuers)               $ 1,948,803   $ 1,948,803    1.71%

     Total investments in securities
        (unaffiliated issuers)             $104,549,707   $104,549,707   91.65%

COMMON SHARES (affiliated issuers):

Sector:  Transportation (see also
 unaffiliated issuers)
 Industry:  Trucking
   Arnold Industries, Inc.             600,000  9,525,000   9,525,000     8.35%

     Total investments in securities
        (affiliated issuers)                  $ 9,525,000 $ 9,525,000     8.35%

     Total investments in securities         $114,074,707 $114,074,707  100.00%


          See accompanying notes to financial statements.